                   [OUTTRIM SZABO ASSOCIATES LTD. LETTERHEAD]



                                                            February 5, 1996



Pennzoil Company
Post Office Box 2967
Houston, Texas
77252-2967


RE: EVALUATION OF THE PETROLEUM AND NATURAL GAS PROPERTIES OF PENNZOIL CANADA, INC. EFFECTIVE DECEMBER 31, 1995


Gentlemen:

                 At your request we have prepared an estimate of the reserves, future production and income attributable to certain leasehold and royalty interests of Pennzoil Canada, Inc. hereafter referred to as "the Company" with an effective date of December 31, 1995. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1993, 1994 and 1995 as contained in this report and our previous reports are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such date. The assets evaluated herein are attributable to the acquisition of Co-enerco Resources Ltd.

                 The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1995 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1995 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1995 are shown below:

                                                   Proved Net Reserves
                                                 as of December 31, 1995
                                          ------------------------------------
                                          Liquid, Barrels            Gas, MMcf

         Developed and Undeveloped:
            Canada                          9,634,690                 177,987

         Developed:
            Canada                          9,440,904                 173,151

                 The "Liquid" reserves shown above are comprised of crude oil, condensate and natural gas liquids. Natural gas liquids (excluding condensate) comprise 6.3 percent of the Company's developed liquid reserves and 6.4 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are hydrocarbon sales gas expressed in MMcf at the pressure and temperature bases of the area where the gas reserves are located. In addition, the Company owns 369 long tons of sulphur reserves as of December 31, 1995 which are not shown above; however, the revenue from these sulphur reserves is included in the cash inflow data in this report.

                 The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins and are based on the following definitions and criteria:

                 Proved reserves are those reserves estimated as recoverable under current technology and anticipated economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economically and technically successful in the subject reservoir.

                 Proved producing reserves are those reserves that are actually on production or, if not producing, that could be recovered from existing developed wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut in because its deliverability is not required to meet contract commitments.

                 Proved non-producing reserves are those developed reserves that are not currently producing either due to lack of facilities and/or markets.

                 Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreages are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled.

                 Due to the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will be drilled.

                 The Company has interests in certain tracts which have been evaluated as having probable additional hydrocarbon quantities which are not classified as proved and consequently are not included herein. Future development activity may result in these reserves being reclassified as proved.

                 In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs and future net cash inflows before income tax as of December 31, 1995 from this report and as of December 31, 1994 are presented below.

                                 Total Pennzoil Canada, Inc. as of December 31
                                 ---------------------------------------------
                                       1995            1994        1993
    Future Cash Inflows             345,827,686     393,199,271      0

    Future Costs:
       Production (including
          production taxes)         166,138,400     171,841,724      0
       Development                   10,111,323      11,992,604      0
          Total Costs               176,076,352     183,834,328      0

    Future Net Cash Inflows
       Before Income Tax            169,577,963     209,365,254      0

    Present Value at 10%
       Before Income Tax            117,941,481     147,510,537      0


                 Our estimates as of December 31, 1995, 1994 and 1993 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for Pennzoil Canada, Inc. in Table No. 2, attached hereto.

                 The future cash inflows are gross revenues before any deductions and include the British Columbia Cost of Service Allowance for certain Canadian properties. The production costs were based on current data and include the operating costs directly applicable to the individual leases or wells and the Alberta Gas Cost Allowance. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

                 In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increase which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat different than December gas prices. No gas contract pricing has been used which would cause future pricing to change from the December 1995 actual pricing.

                 The Company has provided liquid prices in effect as at November 30, 1995 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to November 30, 1995 were not considered in this report.

                 Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. In certain circumstances, Outtrim Szabo was required to develop the capital cost forecasts for future developments. The current operating and development costs were held constant throughout the life of the properties. For all properties, the salvage value of the lease equipment or the abandonment cost are relatively insignificant and tend to offset each other. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses and exploration and development prepayments.

                 The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports and other data required for this investigation. The ownership interests, prices and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through December 1995.

                 The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

                 Production forecasts were designed based on contract information for each area, the future productive capability of each well or evaluation entity was based on the current capability, various test data available on the wells, adjacent control wells and similar developments in the area.

                 While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

                 Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates or reserves and future cash inflows for the subject properties.

                                        Yours truly,

                                        OUTTRIM SZABO ASSOCIATES LTD.



                                        /s/ COLIN P. OUTTIM
                                        _______________________________
                                            Colin P. Outtrim, P.Eng.
                                            President


CPO/eb
atts.

                                  TABLE NO. 1

                             PENNZOIL CANADA, INC.
                            Proved Net Reserve Data



                                                                Canada
                                                   --------------------------------
                                                    1995          1994(2)      1993
                                                 ---------       --------      ----
NET PROVED LIQUID(1) RESERVES,
THOUSANDS OF BARRELS

Developed and Undeveloped:
   Beginning of Period - January 1, 1995          13,910.3       15,882.5        0
      Revisions                                   -1,165.8       -2,008.2        0
    Extensions and Discoveries                     1,360.8        1,094.6        0
    Improved Recovery                                452.4            0          0
    Estimated Production                          -2,380.8       -1,071.0        0
    Purchase of Reserves In-Place                    208.9           44.5        0
    Sales of Reserves In-Place                    -2,751.1          -32.0        0
                                                  --------    -----------       ---
End of Year                                        9,634.7       13,910.3        0

Developed:
   Beginning of Period - January 1, 1995          13,710.7       15,352.9        0
End of Year                                        9,439.9       13,710.7        0


NET PROVED GAS RESERVES,
BILLIONS OF CUBIC FEET

Developed and Undeveloped:
   Beginning of Period - January 1, 1995             168.6          159.6        0
    Revisions                                          9.5           -5.9        0
    Extensions and Discoveries                        20.9           23.7        0
    Improved Recovery                                  0.8            0          0
    Estimated Production                             -17.2           -9.4        0
    Purchase of Reserves In-Place                      5.9            3.1        0
    Sales of Reserves In-Place                       -10.5           -2.5        0
                                                     -----        -------      ---
End of Year                                          178.0          168.6        0

Developed:
   Beginning of Period                               160.9          152.1        0
 End of Year                                         173.2          160.9        0



(1) Liquid reserves shown above are comprised of crude oil, condensate and natural gas liquids.
(2) 1994 values are as of July 1, 1994, the acquisition date for Co-enerco Resources Ltd.

                                  TABLE NO. 2

                             PENNZOIL CANADA, INC.
                           Cash Inflow and Cost Data
                           (Millions of U.S. Dollars)


                                           As of December 31
                                                 Canada
                                     ------------------------------
                                     1995         1994(1)      1993
                                    ------        -------      ----
Future Cash Inflows(2)               345.8         393.2          0

Future Costs:
   Production                        166.0         171.8          0
   Development                        10.1          12.0          0
                                     -----         -----       ----

Total Costs                          176.1         183.8          0

Future Cash Inflows
  Before Income Tax                  169.7         209.4          0

Present Value at 10%
  Before Income Tax                  117.9         147.5          0




(1) These assets represent the purchase of Co-enerco Resources Ltd. effective July 1, 1994.
(2) Gross revenues are before any deductions. Gross revenues include British Columbia Producer Cost of Service Allowance and Alberta Gas Cost Allowance.